Mail Stop 3030
                                                                  July 17, 2017


     Via E-mail
     Gerald Brock
     President
     SkyWolf Wind Turbine Corporation
     156 Court Street
     Geneseo, NY 14454

            Re:    SkyWolf Wind Turbine Corporation
                   Amendment No. 1 to Registration Statement on Form S-1 Filed June 23, 2017
                   File No. 333-218013

     Dear Mr. Brock:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

     Registration Statement

     1. We may have significant further comments when you provide the disclosure and exhibits requested by prior comments 5-8, 10-17, 19, 21 and 32.

     Prospectus Cover Page

     2. We note your response to prior comment 2; however, no changes appear to have been made. Revise your prospectus cover page to indicate your status as an emerging growth company. Also, since you do not presently have any listing application pending, please highlight, where you reference free tradability, that there is unlikely to be a liquid trading market even after the registration statement becomes effective, due to the lack of a listing.
 Gerald Brock
SkyWolf Wind Turbine Corporation
July 17, 2017
Page 2


Use of Proceeds, page 18

3. We note that if you raise less than 50% of the maximum amount in this offering, the majority of the proceeds ($450,000) will be used for salaries. It also appears that approximately half this amount was paid in executive officer salaries in 2016. Please add additional discussion about the anticipated activities of your executive officers in furtherance of your plan of operations upon completion of this offering, and revise your risk factor disclosure as appropriate regarding any risks to investors if less than 50% of the shares are sold.

Common Stock, page 22

4. We note your response to prior comment 30; however, that comment's application was not limited to the resale prospectus's disclosure. Revise to disclose the approximate number of holders of your common stock and the amount of common stock that could be resold pursuant to Rule 144. Also, please revise as appropriate to reflect that affiliate sales will still be limited by Rule 144, and that the holding period of restricted securities will vary depending upon your status as a reporting company.

Potential Revenue, page 48

5. Please reconcile the total amount of your anticipated order with the unit selling price disclosed in the next sentence and on page 39.

Narrative Disclosure to Summary Compensation Table, page 58

6. Given your response to prior comment 19, please revise to discuss the material terms of the disclosed employment agreement.

Transactions with Related Persons, page 60

7. Expand your response to prior comment 23 to disclose the identities of the related parties with whom you conducted the transactions.

Note 2   Summary of Significant Accounting Policies

Recent Accounting Pronouncements, page F-7

8. Revise your filing to disclose the impact of your adoption of, and to provide the disclosures required by, ASU 2014-15, "Presentation of Financial
Statements   Going
       Concern" in your March 31, 2017 financial statements.
 Gerald Brock
SkyWolf Wind Turbine Corporation
July 17, 2017
Page 3

Note 12   Related Party, page F-23

9. Your response to comment 26 indicates that you and Sky Wolf Delaware did not consummate any loan transactions. However, we note a `Due to Related Party' liability of $26,570 presented on the June 30, 2016 balance sheet included in Sky Wolf
       Delaware's Form 10-Q for the period ended June 30, 2016. Please tell us the affiliate to whom you advanced $10,746 and $15,824 in 2016 and 2015, respectively. Describe to us your relationship to this affiliate, including your common investors, owners, officers, management, etc. Explain to us how funds advanced to that affiliate could be reflected as a liability on the balance sheet of Sky Wolf Delaware.

10. Revise your discussion on page 60, under Transactions with Related Parties, to correctly indicate that total advances of $26,570 were written off.

Item 15: Recent Sales of Unregistered Securities, page 65

11. Given the exemptions your response to prior comment 31 indicates you relied on for your recent sales, please tell us why you disclose on page 66 that you relied on Regulation S and Rule 506. Also, disclose the dates when you made the sales in reliance on Rule 504.

        You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3528 with any other questions.


                                                            Sincerely,

                                                            /s/ Amanda Ravitz

                                                            Amanda Ravitz
                                                            Assistant Director
                                                            Office of
Electronics and Machinery

cc:    Lee W. Cassidy, Esq.
       Cassidy & Associates